

June 7, 2013

<u>Via E-mail</u>
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

      Re: **Silver Falcon Mining, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 12, 2013
              File No. 000-53765

Dear Mr. Quilliam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Description of Mining Properties, page 8</u>

1.   We reviewed your current mining claims and note that the Western Horn #7 mining claim which you disclose as leased from GoldLand Holdings is listed by the BLM with Silver Falcon as the owner. Please clarify and/or verify the ownership of this claim and modify your filing as necessary.

2.   In addition, we note the statement on page nine that GoldLand owns only 29% of the claims. Please revise to address potential limits on your ability to control the property in light of the apparent failure to obtain a settlement or agreement with the other owners. Please also revise risk factors or where appropriate to address any material risks resulting from the partial or pending status of your claims and ownership.

Description of Milling Process, page 12

Inventories, page F-9

3.   Under SEC Industry Guide 7, the terms ore, ore grade or ore body are treated the same as the term reserve. Since you do not report reserves, please remove the term ore from your filing, such as your mill description. Please also clarify the tailings you are treating at your mill, are tailings, i.e. – 10 mesh, and not waste rock from the six former mining operations.

4.   We note your use of the term nuggets in this section. Please remove this term from your document, substituting pebble or less than 5/16" in size or mesh, if appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Development Phase, page 34

5.   We note you reference a development stage as you transition from your current activities moving and processing tailings to mining activities in the Sinker tunnel. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals from these reserves. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your filing and replace this terminology, as needed, with the terms such as explore, exploration or pilot plant testing. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7. There may be further comments concerning these points, pending your response.

Results of Operations, page 35

6.   We note you report revenues due to loading/transporting tailings or oversize material from various mine sites to your mill and the subsequent processing of these materials to a concentrate and/or dore, which are then shipped to a smelter/refinery. Please disclose within your filing, your annual tonnage and grade for tailings or other materials

transported & stockpiled, mill tonnage processed along with mill head grades and recoveries, along with your concentrate/dore shipments and associated grades. Please modify or amend your filing also to disclose your total sales of gold, silver, and/or other products and the price received for these metals and include a copy of your refining agreement as an exhibit.

7.   We note the statement on page 35 that your revenues are not representative of your revenues in the future. Please revise to replace this statement with clearer disclosure regarding your status as an exploration stage company and an approximate timeline for transitioning to a development and production company. For example, state, if true, that your primary operations involve exploration, and that extracting and processing mineralized materials is ancillary to your business. Please also distinguish between exploration and ancillary operations where you discuss period to period changes.

Liquidity, page 37

8.   We note the statement on page 37 that the amount of capital you currently have the capacity to raise is not sufficient to cover all of the capital expenses you need to commence operations as well as your other liabilities as they come due. Please revise to indicate the course of action you have taken or propose to take in order to remedy this deficiency. See Item 303(a)(1) of Regulation S-K. Given that you have current liabilities of $4,104,402, and a working capital deficit of $659,362, please provide additional disclosure if you have current liabilities for which the tender of your shares would not be an acceptable form of payment. For any such liabilities please address how you intend to raise funds to cover the necessary payments.

9.   We note the risk factor on page 18 that your shareholders may suffer substantial dilution and that as of December 31, 2012, you had $3,488,883 in convertible notes outstanding with entities such as New Vision Financial, Ltd., Iliad Research & Trading, LP, and JMJ Financial which were convertible into an additional 127,602,591 shares of common stock. Please revise to briefly describe the nature of your material financing arrangements within this section and discuss the extent to which you are in compliance with the terms of your outstanding notes payable. Given that the repayment of your notes will likely result in substantial further dilution of your common stock, please address whether this dilution will affect your ability to raise funds through convertible notes in the future. Your discussion should provide the information necessary for investors to assess your ability to raise further capital when required.

Security Ownership of Certain Beneficial Owners and Management, page 49

10.   We note the statement on page 19 that directors control 63.2% of the votes on any matter that must be approved by shareholders. Please revise to add a column to your beneficial ownership table that reflects the overall ownership of each listed individual of the entirety of your voting securities.

Evaluation of Disclosure Controls and Procedures, page 39

11.	It appears that one reason you filed an amended Form 10-K on May 6, 2013 was to disclose that Christian Quilliam was the subject of a 2006 stipulated final judgment and order for permanent injunction, and it appears that the injunction was not previously disclosed. It is unclear how you concluded that disclosure controls and procedures were effective in light of the failure to disclose the injunction between 2006 and 2013. With a view to clarifying disclosure in future filings, please provide us with an analysis explaining how you concluded that your disclosure controls and procedures remain effective.

Directors and Executive Officers, page 40

12.	We note your statement on page 42 that none of your directors and executive officers has been involved in any legal proceedings covered by section 401(f) of Regulation S-K. However, we also note your disclosure on page 41 stating that Christian Quilliam was the subject of a stipulated final judgment and order for permanent injunction in an action alleging violations of the Federal Trade Commission Act. Please revise for consistency.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director